Exhibit 99.1

Fusion Fuel Announces BrightHy Solutions Achieved Key Execution Milestones on Two Green Hydrogen Projects in Southern Europe

DUBLIN, Ireland, August 12, 2026 (GLOBE NEWSWIRE) – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that its wholly-owned subsidiary, Bright Hydrogen Solutions Limited (“BrightHy Solutions”), has achieved execution milestones on two previously announced green hydrogen projects in southern Europe.

BrightHy Solutions completed the Front-End Engineering Design (“FEED”) package for the Hydrogen Production Unit at a previously announced 15 MW industrial green hydrogen production facility in southern Europe. Once operational, the facility is expected to produce green hydrogen for blending into the natural gas network, which the Company believes will support the region’s transition toward cleaner energy systems. The Company believes that completion of the FEED package represents an important execution milestone for the project and provides the client with the technical framework to proceed with EPC tendering and the next phase of development.

In addition, BrightHy recently completed Factory Acceptance Tests (“FAT”) for major equipment packages associated with a previously announced hydrogen refueling station project, also in southern Europe. BrightHy’s engineering team traveled to China to oversee testing alongside equipment suppliers Sungrow Hydrogen and Houpu Global Clean Energy. Following the completion of the FAT process, the Company has received confirmation that the equipment has been shipped and is in transit to the project facility, where it is expected to be installed as the project advances toward commissioning.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel and BrightHy Solutions, commented, “These milestones reflect what we believe is BrightHy’s ability to execute on complex hydrogen infrastructure projects and turn commercial opportunities into tangible project progress. The completion of FEED engineering for the green hydrogen production facility and the FAT process for the hydrogen refueling station project represent important execution milestones that we believe move both projects closer to deployment. As we continue to expand our engineering and project delivery business, we remain focused on disciplined execution, supporting our customers’ decarbonization objectives, and building long-term value through the successful delivery of hydrogen infrastructure projects.”

About Bright Hydrogen Solutions Limited

Bright Hydrogen Solutions Limited is a wholly owned subsidiary of Fusion Fuel Green PLC focused on hydrogen through electrolysis solutions. BrightHy Solutions provides integrated services across the hydrogen production value chain, including plant design, tailored engineering solutions, equipment sourcing, implementation oversight, and long-term operations support. BrightHy Solutions maintains a core focus on safety, reliability, and operational efficiency. Additional information is available at www.brighthy.com.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is a diversified energy platform offering energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), BrightHy Solutions, and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients. The Company also holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina through its wholly-owned subsidiary Royal Uranium Inc. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding the expected production of green hydrogen for blending into the natural gas network; the anticipated contribution of these projects to the region’s energy transition; anticipated long-term value creation from these projects for BrightHy Solutions and Fusion Fuel; the completion of delivery of all required equipment to the hydrogen refueling station project; BrightHy Solutions’ strategy to position itself as an integrated hydrogen engineering, execution, and asset management platform; and characterizations of the Company’s market position, competitive strengths, or track record of execution. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. For the avoidance of doubt, statements of opinion, belief, expectation, or intention, including those attributed to the Company’s officers, directors, and management, are not statements of fact and should not be relied upon as such. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of BrightHy Solutions and its affiliates to successfully install, integrate, and commission the hydrogen refueling station equipment and to complete site acceptance testing within projected timelines; the ability of the hydrogen production facility to produce green hydrogen at projected volumes and specifications suitable for blending into the natural gas network; the ability of the parties to the project agreements to obtain all necessary regulatory and other consents and approvals, including construction and activity permits, required for the installation and operation of the facilities; the ability of BrightHy Solutions and its affiliates to deliver these projects on time and within budget, including risks associated with equipment supply, transportation, engineering, and construction timelines; the risk that milestones described herein, including the completion of engineering deliverables and equipment testing, may not have been completed to the standards or specifications required by the applicable project agreements; the availability of additional financing necessary to support BrightHy Solutions’ broader growth initiatives; risks associated with operating internationally, including in southern Europe and other foreign jurisdictions; risks associated with reliance on third-party equipment suppliers and testing facilities; the Company’s ability to continue as a going concern and to generate sufficient revenues; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s projected revenues, profits, earnings and other estimated financial information; the Company’s ability to secure additional funding necessary for the expansion of the Company’s business; the growth of and competition trends in the Company’s industry; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to the Company’s industry; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A (the “Report”) furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026 (the “Annual Report” and together with the Report, the “Reports”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Contact:

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ir@fusion-fuel.eu

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